UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIDELITY BOND

Investment Company Act File Number 811-4946

THOMPSON IM FUNDS, INC.
(Exact name of registrant as specified in charter)

918 Deming Way
Madison, Wisconsin 53717
(Address of principal executive offices)--(Zip code)

Registrant's telephone number, including area code: (608) 827-5700

Date of fiscal year end: 11/30/2013

     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMPSON IM FUNDS, INC.

By:	/s/ Lesley T. Bailey
Lesley T. Bailey
Secretary

Date: January 4, 2013

RESOLUTIONS OF THE BOARD OF DIRECTORS
OF
THOMPSON IM FUNDS, INC.

     The undersigned, Lesley T. Bailey, the duly elected Secretary of Thompson IM Funds, Inc., a Wisconsin corporation (such corporation, the “Fund Company”, each series thereof, the “Funds”, do hereby certify that the Board of Directors of the Fund Company met on July 30, 2012, and duly adopted the following resolution, which resolution is now in full force and effect:

RESOLVED, that, pursuant to the requirements of Section 17(g) of the Investment Company Act of 1940 and Rule 17g-1 thereunder, the fidelity bond (Bond No. 87044112B) issued to Thompson IM Funds, Inc. (the “Company”) by ICI Mutual Insurance Company in the amount of $1,250,000 for the period from June 30, 2012 to June 30, 2013, in the form presented with these resolutions (the "Fidelity Bond"), is hereby approved, which Fidelity Bond protects the Company against larceny or embezzlement by any of its officers and employees who singly, or jointly with others, may have access to securities or funds of the Company or any mutual fund series thereof, either directly or indirectly or through authority to draw upon such funds or direct the disposition of such securities, and which Fidelity Bond specifies that it is not to be canceled, terminated or modified except upon at least 60 days' written notice by the acting party to the affected party, and by the insurance company to the Company and the Securities and Exchange Commission; and

FURTHER RESOLVED, that the officers of the Company are hereby authorized and directed at all times to maintain the Fidelity Bond in an amount adequate to satisfy the requirements of Rule 17g-1, and to adjust the coverage when they deem it necessary and prudent without the need for prior approval of the board of directors of the Company; and

FURTHER RESOLVED, that each mutual fund series of the Company shall pay a portion of the premium for the Fidelity Bond which bears the same relationship to the total premium as the total assets of the series bears to the aggregate assets of the Company; and

FURTHER RESOLVED, that Nedra Pierce, Chief Compliance Officer of the Company, is hereby directed to make such filings with and give such notices to the Securities and Exchange Commission as are required by Rule 17g-1 under the Investment Company Act of 1940.

     A true and complete copy of the Fidelity Bond (including all riders and amendments thereto), as so modified by Rider No. 10 filed by the Company with the Securities and Exchange Commission on September 17, 2012 and by Rider No. 11 attached as Exhibit A hereto, was filed by the Company with the Securities and Exchange Commission on August 7, 2012. The period covered by the Fidelity Bond as to which premiums have been paid began on June 30, 2012 and continues until June 30, 2013.

     IN WITNESS WHEREOF, I have hereunto set my hand as Secretary of said Fund Company on this 4th day of January, 2013.

Respectfully Submitted:

/s/ Lesley T. Bailey
Lesley T. Bailey, Secretary

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER

Thompson IM Funds, Inc.		87044112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 20, 2012	June 30, 2012 to June 30, 2013	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective December 20, 2012, to be:

		Limit of Liability
Insuring Agreement A-	FIDELITY	$1,500,000
Insuring Agreement C-	ON PREMISES	$1,500,000
Insuring Agreement D-	IN TRANSIT	$1,500,000
Insuring Agreement E-	FORGERY OR ALTERATION	$1,500,000
Insuring Agreement F-	SECURITIES	$1,500,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$1,500,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$1,500,000
Insuring Agreement J-	COMPUTER SECURITY	$1,500,000

[PROVIDED, however, that nothing herein shall increase any of the limits of liability placed on certain losses under Insuring Agreement I, as described in Rider No. 8.]

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.